Exhibit 99.1

Garden Stage Limited Announces Financial Results for the First Half of Fiscal Year 2024

Garden Stage Limited (“GSL” or the “Company”) (Nasdaq: GSIW) is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Hong Kong operating entities, the Company engaged in providing securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. The Company today announced its unaudited financial results for the six months ended September 30, 2023 (“First Half 2024”).

First Half of Fiscal Year 2024 Financial Results

	For the Six Months Ended September 30,
Selected Unaudited Interim Condensed Consolidated Statements of Income Data:	2023 USD	2022 USD	Change %
Revenues	750,626	1,180,102	(36.39)
Expenses	(1,490,632)	(1,742,855)	(14.47)
Loss before income taxes	(740,006)	(562,753)	31.50
Income tax (expense) benefits	(11,654)	171	6,915.20
Net loss	(751,660)	(562,582)	33.61
Loss per share – basic and diluted	0.06	0.05	20.00

Revenues

Revenues decreased by 36.39% from $1,180,102 for the six months ended September 30, 2022 to $750,626 for the six months ended September 30, 2023. The decrease was primarily due to decrease in our brokerage commissions, underwriting and placement income, introducing and referral income, investment management fee income, and interest income and others, and partially offset by the increase in our advisory fees and handling income.

●	Revenues from brokerage commissions was $159,389 in the six months ended September 30, 2023, compared to $422,326 in the six months ended September 30, 2022. This decrease was primarily attributed to reduced demand for securities brokerage activities in the United States market, resulting in a drop in trading volume on the exchanges in the United States during the six months ended September 30, 2023.

●	Revenues from underwriting and placement income was $39,765 in the six months ended September 30, 2023, compared to $414,657 in the six months ended September 30, 2022. The decrease was primarily due to the Company engaging in fewer underwriting and placement activities.

●	Revenues from introducing and referral income was $159,129 in the six months ended September 30, 2023, compared to $224,865 in the six months ended September 30, 2022. The decrease was primarily attributed to the Company facilitating a significant block trade transaction during the six months ending September 30, 2022, which contributed revenue of $189,813. In contrast, only smaller transactions were facilitated in six months ended September 30, 2023.

●	Revenues from investment management fee income was $nil in the six months ended September 30, 2023, compared to $20,746 in the six months ended September 30, 2022. The decrease was primarily due to the full redemption of the fund managed by the Company in February 2023.

●	Revenues from interest income and others was $25,212 in the six months ended September 30, 2023, compared to $79,385 in the six months ended September 30, 2022. The decrease was primarily due to a decrease in government subsidies, which were one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund amid the outbreak of COVID-19.

●	Revenues from advisory fees was $321,558 in the six months ended September 30, 2023, compared to $nil in the six months ended September 30, 2022. The increase was primarily due to the Company providing a new type of service for investment advisory during the six months ended September 30, 2023.

●	Revenues from handling income was $45,573 in the six months ended September 30, 2023, compared to $18,123 in the six months ended September 30, 2022. The increase was primarily due to the Company being more actively engaged in transferring the physical shares held by customer to CCASS for custodian services.

Expenses

Our total expenses decreased by $252,233, or 14.47%, from $1,742,855 for the six months ended September 30, 2022 to $1,490,632 for the six months ended September 30, 2023. This decrease was mainly attributable to (i) a decrease of approximately $0.3 million in compensation and benefits, (ii) a decrease of approximately $0.1 million in professional fees, and (iii) an increase of approximately $0.2 million in travel and business development.

The decrease in compensation and benefits in this period was due to a reduction in the average number of staff from 18 in the six months ended September 30, 2022 to 13 in the six months ended September 30, 2023.

The decrease in professional fees was attributable to a reduction in the fees previously associated with the set-up and annual charges related to a fund managed by the Company under its investment management business.

The increase in travel and business development expenses during this period was due to heightened activities in business development.

Income tax (expense) benefits

Our income tax expense changed from $171 benefits for the six months ended September 30, 2022 to $11,654 expense for the six months ended September 30, 2023. The change was primarily due to an increase in current tax expenses related to the profits generated by a subsidiary in Hong Kong as such taxable profits could not be offset by losses generated by other subsidiaries of the Company.

Net loss

Our net loss increased by $189,078, or 33.61%, from $562,582 for the six months ended September 30, 2022 to $751,660 for the six months ended September 30, 2023. Such change was the result of the combination of the changes as discussed above.

Cash Flow

Net cash provided by operating activities was $203,660 in the six months ended September 30, 2023, compared to $3,985,064 in the six months ended September 30, 2022. This decrease was mainly due to a reduction in payables to customers, significantly impacted by our customers’ fund allocation preferences on one specific date whereas on September 30, 2023, our customers left less cash with us in the designed accounts for their securities brokerage transactions.

Net cash used in investing activities was $nil in the six months ended September 30, 2023, compared to net cash used in investing activities of $22,171 in the six months ended September 30, 2022. This was due to no purchase of property and equipment during the period ended September 30, 2023.

Net cash used in financing activities was $249,246 in the six months ended September 30, 2023, compared to net cash provided by financing activities of $628,281 in the six months ended September 30, 2022. This change was primarily due to the receipt of deposits totaling $795,187 in the six months ending September 30, 2022, for subscribed shares related to the allotment of ordinary shares, an event that did not recur in the six months ending September 30, 2023. Additionally, the change was influenced by ongoing payments for financing costs associated with the IPO, which amounted to $249,246 in the period ending September 30, 2023, compared to $166,906 in the same period of 2022.

Recent Events

On December 1, 2023, the Company closed its initial public offering (the “IPO”) of 2,500,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The Ordinary Shares were priced at $4.00 per share. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “GSIW” on December 1, 2023.

About Garden Stage Limited

The Company is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Hong Kong operating entities, the Company engaged in providing securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. For more information, please visit the Company’s website at http://www.gardenstage-ky.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Garden Stage Limited

Phone:	+852 2688 6333
Email:	cs@iwinsec.com

GARDEN STAGE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2023	March 31, 2023
Assets
Current Assets
Cash	$676,873	$828,689
Restricted cash	5,609,945	5,488,511
Receivables from broker-dealers and clearing organizations	396,042	4,607,918
Receivables from customers	237,472	1,505,627
Receivables from customers-related parties	—	1,219
Other assets, current	319,614	71,893
Total current assets	7,239,946	12,503,857

Operating lease right-of-use assets	28,645	62,868
Deferred tax assets, net	434	163
Property and equipment, net	23,478	28,188
Intangible assets	63,848	63,694
Deferred initial public offering (“IPO”) costs	693,132	442,762
Other assets, non-current	29,370	29,299
Total assets	8,078,853	13,130,831

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Payables to customers	$5,776,417	$8,135,442
Payables to customers-related parties	204,226	123,144
Payables to broker-dealers and clearing organizations	44,758	2,030,523
Amounts due to related parties	7,114	7,097
Income tax payable	11,928	—
Operating lease liabilities, current	31,903	69,584
Accrued expenses and other liabilities	5,827	23,132
Subscribed shares deposit liabilities	—	794,903
Total current liabilities	6,082,173	11,183,825

Total liabilities	6,082,173	11,183,825
Commitments and contingencies
Shareholders’ equity

Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 12,750,000 shares issued and outstanding as of September 30, 2023 11,475,000 shares issued and outstanding as of March 31, 2023*	1,275	1,148
Additional paid-in capital	2,819,098	2,024,327
Accumulated deficit	(831,155)	(79,495)
Accumulated other comprehensive income	7,462	1,026
Total shareholders’ equity	1,996,680	1,947,006
Total liabilities and shareholders’ equity	$8,078,853	$13,130,831

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

GARDEN STAGE LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(Unaudited)

	For the Six Months Ended September 30,
	2023	2022
Revenues
Advisory fees	$321,558	$—
Brokerage commissions	158,209	351,139
Brokerage commissions-related parties	1,180	71,187
Underwriting and placement income	39,765	414,657
Introducing and referral income	159,129	224,865
Handling income	43,516	18,123
Handling income-related parties	2,057	—
Investment management fee income	—	18,658
Investment management fee income-related parties	—	2,088
Interest income and others	24,141	73,643
Interest income and others-related parties	1,071	5,742
Total revenues	750,626	1,180,102

Expenses
Brokerage, clearing and exchange fees	22,524	40,772
Compensation and benefits	757,189	1,060,491
Communications and technology	65,586	62,117
Deprecation	4,776	5,131
Occupancy costs	40,967	44,162
Professional fees	239,733	349,550
Travel and business development	314,890	135,176
Other administrative expenses	44,967	45,456
Total expenses	1,490,632	1,742,855

Loss before income taxes	(740,006)	(562,753)
Income tax (expense) benefits	(11,654)	171
Net loss	(751,660)	(562,582)

Other comprehensive income (loss)
Foreign currency translation adjustments	6,436	(89)
Total comprehensive loss	$(745,224)	$(562,671)

Loss per share:
Basic and diluted	$0.06	$0.05

Weighted average number of ordinary shares outstanding:
Ordinary shares – Basic and diluted	12,618,552	11,475,000

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

GARDEN STAGE LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited)

Six months ended September 30, 2022

	Ordinary Shares, No par value			Retained earnings	Accumulated other
	Number issued	Amount	Subscription receivables	(Accumulated deficit)	comprehensive income	Total
Balance at March 31, 2022	11,475,000	$1,148	$(1,148)	$127,674	$1,028	$128,702
Net loss	—	—	—	(562,582)	—	(562,582)
Foreign currency translation adjustments	—	—	—	—	(89)	(89)
Balance at September 30, 2022	11,475,000	$1,148	$(1,148)	$(434,908)	$939	$(433,969)

Six months ended September 30, 2023

	Ordinary shares		Additional	Retained earnings	Accumulated other
	Number issued	Amount	paid-in capital	(Accumulated deficit)	comprehensive income	Total
Balance at March 31, 2023	11,475,000	$1,148	$2,024,327	$(79,495)	$1,026	$1,947,006
Issuance of ordinary shares	1,275,000	127	794,771	—	—	794,898
Net loss	—	—	—	(751,660)	—	(751,660)
Foreign currency translation adjustments	—	—	—	—	6,436	6,436
Balance at September 30, 2023	12,750,000	$1,275	$2,819,098	$(831,155)	$7,462	$1,996,680

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split

GARDEN STAGE LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(751,660)	$(562,582)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,776	5,131
Amortization of operating lease right-of-use assets and interest of lease liabilities	34,961	35,751
Deferred tax benefits	(271)	(171)
Change in operating assets and liabilities:
Receivables from broker-dealers and clearing organizations	4,222,005	(180,720)
Receivables from customers	1,272,712	375,930
Other assets	(247,491)	(4,043)
Payables to customers	(2,297,307)	4,513,081
Payables to broker-dealers and clearing organizations	(1,990,199)	(105,413)
Operating lease liabilities	(38,435)	(38,365)
Income tax payable	11,925	—
Accrued expenses and other liabilities	(17,356)	(53,535)
Net cash provided by operating activities	203,660	3,985,064

Cash flows from investing activities:
Purchases of property and equipment	—	(22,171)
Net cash used in investing activities	—	(22,171)

Cash flows from financing activities:
Payments of offering costs related to IPO	(249,246)	(166,906)
Deposits received related to subscribed shares	—	795,187
Net cash (used in) provided by financing activities	(249,246)	628,281

Effect of exchange rate changes on cash and restricted cash	15,205	(19,109)
Net (decrease) increase in cash and restricted cash	(30,381)	4,572,065
Cash and restricted cash, beginning of year	6,317,200	7,842,802
Cash and restricted cash, end of year	6,286,819	12,414,867

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$676,874	1,620,180
Restricted cash	5,609,945	10,794,687
Total cash and restricted cash	$6,286,819	12,414,867